Exhibit 99.1
China Finance Online Forms Strategic Alliance With China Center
for Financial Research of Tsinghua University
     BEIJING, Oct. 1 /Xinhua-PRNewswire/ — China Finance Online (Nasdaq: JRJC) (“CFO”), a leading financial information, data and analytics provider in China, today announced it has formed a strategic alliance with China Center for Financial Research of Tsinghua University (“CCFR”), one of the most reputable universities in China, primarily in the area of financial database development.
     Under the alliance agreement with a term of 6 years from 2007 to 2012, CFO promises to donate a cash amount of RMB 500,000 (approximately US$65,000) to CCFR each year; in addition, CFO will provide CCFR with financial databases and analytics products developed by Genius, CFO’s subsidiary that develops proprietary financial databases. In return, CFO will receive exclusive technical advice and support from CCFR on the development of financial databases and analytics. Further, CFO and CCFR will cooperate on other areas including training, product development and investor education, etc.
     “We are committed to supporting CCFR in building a world class financial research platform in China,” said, Mr. Zhiwei Zhao, CEO of China Finance Online. “With the strong thoughtful leadership in financial research from CCFR, we will further solidify our leading position in providing financial information, data and analytics in China.”
     “We will fully support the cooperation between CFO and CCFR,” commented Professor Yingyi Qian, Dean of Tsinghua University’s School of Economics and Management. “We are convinced that with the support of CFO, CCFR will make greater contributions to China’s financial development and reform.”
     “It is the first time that CCFR has developed an in-depth cooperation with a well-known Chinese company and this gift will allow CCFR to accelerate the establishment of our world class financial research platform,” added, Professor Li Liao, Executive Deputy Director of CCFR and Vice Dean of Tsinghua University’s School of Economics and Management.
     About China Center for Financial Research, Tsinghua University
     The China Center for Financial Research (“CCFR”) is a research and education institution of Tsinghua University. Authorized by Tsinghua University, CCFR was established in July 2002. The School of Economics and Management, Tsinghua University is in close collaboration with the Sloan School of Management at the Massachusetts Institute of Technology (“MIT”) to develop CCFR. CCFR is dedicated to top quality research in finance. It aims at providing a first-class open research platform to support and promote research on China’s financial system, including the development and regulation of financial markets and financial institutions, the governance of corporations, and government financial policies.
     About China Finance Online Co. Limited
     China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, http://www.jrj.com and http://www.stockstar.com , the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
     Safe Harbor Statements
     This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
     Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
     For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: +86-10-5832-5288
Email: ir@jrj.com